FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 20, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Second Quarter Ended June 30, 2014

August 20, 2014

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended June 30, 2014.

Key Financial Highlights of Q2 2014

•                  Consolidated Group revenues increased 1.4% y-o-y to RUB 98.9 billion

•                  Mobile service revenue in Russia rose 6.3% y-o-y to RUB 70.9 billion

•                  Data traffic revenue in Russia grew 39.7% y-o-y to RUB 15.3 billion

•                  Fixed-line revenue in Russia grew 2.6% q-on-q to RUB 15.6 billion

•                  Consolidated Group OIBDA net of one-off effect due to compensation for the settlement over Bitel LLC(1) down 0.6% y-o-y to RUB 43.2 billion

•                  Group OIBDA margin net of one-off effect due to compensation for the settlement over Bitel LLC fell slightly 0.9 pp to 43.7%

•                  Consolidated net income(2) of RUB 21.1 billion

•                  Free cash-flow from continuing operations(3) adjusted for the compensation for the settlement over Bitel LLC increased 12.0% to RUB 46.0 billion for the six months ended June 30, 2014

Key Corporate and Industry Highlights

•                  MTS`s brand was included in the BrandZ™ Top 100 Most Valuable Global Brands 2014 ranking for the seventh consecutive year and placed ninth among the Top 10 leading telecommunications brands in the world. MTS ranked #80 overall among the top 100 global brands.

•                  Acquired a 10.82% stake in Ozon Holdings (“Ozon”), the leading Russian e-commerce company

•                  Sold a remaining 49% stake in Business-Nedvizhimost CJSC to Sistema JSFC  for RUB 3.1 billion

•                  Redeemed the remaining amount of RUB 15.0 billion series 04 bond

•                  Completed dividend payment of RUB 18.6 per ordinary MTS share (RUB 37.2 per ADR), or a total of RUB 38.4 billion, based on the full-year 2013 financial results.

•                  Launched LTE networks in 25 regions throughout Russia

(1) See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2) Attributable to the Group.

(3) See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

•                  Semi-annual dividend recommendation by the MTS Board of RUB 6.2 per ordinary MTS share (RUB 12.4 per ADR) amounting to the total of RUB 12.8 billion on the basis of the H1 2014 results. The EGM to approve the dividends will be held on September 30, 2014

•                  Signed a settlement agreement with the Republic of Uzbekistan, which may allow the Company to relaunch operations through a joint venture with the government of Uzbekistan

•                  Moody`s Investor Service has upgraded MTS’s senior unsecured issuer rating from Ba2 to Baa3 with a stable outlook. This represents a two-notch upgrade and classifies MTS as investment grade

•                  Standard & Poor’s Ratings Services raised MTS`s corporate credit rating to ‘BBB-’ from ‘BB+’. The outlook on the foreign currency rating is negative and that on the local currency rating is stable. Ratings on the Company’s senior unsecured debt were raised to ‘BBB-’ from ‘BB+’. This represents a one-notch upgrade and classifies MTS as investment grade

Commentary

Mr. Andrei Dubovskov, President and CEO of MTS, “During the quarter we increased our Group revenues by 1.4% year-over-year to RUB 98.9 billion. We realized strong growth in our core Russian market and saw positive dynamics in Ukraine, Armenia and Turkmenistan despite macroeconomic issues. Growth in our markets, however, was offset by significant hryvna depreciation in Ukraine, while in Armenia, slight year-on-year weakness was mitigated by strong sequential growth.”

Mr. Vasyl Latsanych, MTS Vice President for Marketing, said, “In Q2, our Russian business grew 4.5% year-over-year to RUB 90.4 billion. Driving this growth were exceptionally strong mobile service revenues, which increased by 6.3% year-over-year. Key drivers included: greater adoption of data plans as smartphone penetration among our active subscribers reached 37.0%; upselling existing subscribers on data plans; increase in the subscriber base as we added 5.6 million subscribers during the year; and stable churn dynamics. We continued to see greater challenges in our Ukraine business unit, but we delivered growth year-over-year. In local currency, its revenues grew 2% year-over-year UAH 2.6 billion as MTS expanded its subscriber base.”

Mr. Alexey Kornya, MTS Vice President and Chief Financial Officer, said, “In Q2 2014, Group OIBDA declined by 2.6% year-over-year to over RUB 43.2 billion. In the second quarter of 2013 we realized one-off gain related to the compensation we received for the settlement over Bitel LLC. Without this effect, our OIBDA declined by 0.6%. The decline was largely attributable to macroeconomic factors impacting our business in Ukraine and greater G&A expenses due to roll-out of our mobile and fixed networks in Russia. Our OIBDA margin net of the Bitel LLC settlement declined year-over-year by merely 0.9pp to 43.7%. In Russia, OIBDA grew by 2.8% year-over-year to RUB 40.3 billion. This reflects our sustained revenue growth and increased share of high-margin data revenues in the revenue mix. In Ukraine, OIBDA declined by 3.1% to nearly UAH 1.3 billion. During the quarter, profitability was pressured by an increase in frequency fees and higher electricity costs. We also saw a currency devaluation effect as some of cost items, including roaming and SIM cards, are denominated in non-hryvna currencies.”

He continued, “For the period, Group net income from continuing operations increased Q-o-Q by 61.9% to RUB 21.1 billion. Primarily we benefitted from a non-cash FOREX gain in the amount of RUB 4.2 billion due to ruble appreciation versus the previous quarter. Operating cash flow from continuing operations for the first six months of 2014 increased slightly by 2.7% relative to the same period in 2013. Free cash flow for the first six months of 2013 adjusted for compensation for the settlement over Bitel LLC received in Q2 2013 — increased by 12.0% year-over-year.”

Mr. Andrei Dubovskov, President and CEO of MTS, added, “For now, as our results indicate, our business remains strong. However, macroeconomic weakness and uncertain political environment in Ukraine, however, force us to alter our full year guidance. While we expect Russia still to grow at the high end of our initial guidance of 3-5%, developments in Ukraine will limit Group growth to at least 1% in revenue for 2014. We should anticipate stable OIBDA year-over-year.  Growth in our Russian markets will be offset by the decrease in profitability in our non-Russian assets, as well as the absence of certain positive one-offs we realized in 2013.  Our CAPEX spending too should come in at 90 billion rubles, which is consistent with the guidance we gave at the beginning of the year.”

Additional Information

MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group

This press release provides a summary of some of the key financial and operating indicators for the period ended June 30, 2014. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q2’14	Q2’13	y-o-y		Q1’14	q-o-q
Revenues	98,860	97,450	1.4%		97,562	1.3%
OIBDA	43,231	44,385	-2.6%		41,451	4.3%
- margin	43.7%	45.5%	-1.8	pp	42.5%	+1.2	pp
Net operating income	24,973	25,566	-2.3%		23,437	6.6%
- margin	25.3%	26.2%	-0.9	pp	24.0%	+1.3	pp
Net income from continuing operations	21,089	25,364	-16.9%		13,025	61.9%
- margin	21.3%	26.0%	-4.7	pp	13.4%	+7.9	pp
Net income attributable to the Group	21,089	29,046	-27.4%		13,025	61.9%
- margin	21.3%	29.8%	-8.5	pp	13.4%	+7.9	pp

Russia Highlights

RUB mln	Q2’14	Q2’13	y-o-y		Q1’14	q-o-q
Revenues(4)	90,390	86,460	4.5%		87,252	3.6%
- mobile	70,884	66,711	6.3%		67,965	4.3%
- fixed	15,584	15,737	-1.0%		15,184	2.6%
-sales of handsets & accessories	5,858	5,823	0.6%		6,065	-3.4%
OIBDA	40,309	39,222	2.8%		37,773	6.7%
- margin	44.6%	45.4%	-0.8	pp	43.3%	+1.3	pp
Net income	19,450	19,535	-0.4%		9,610	102.4%
- margin	21.5%	22.6%	-1.1	pp	11.0%	+10.5	pp

	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
ARPU (RUB)	305.8	318.7	314.8	299.2	308.2
MOU (min)	332	337	345	325	342
Churn rate (%)	9.4%	9.1%	9.0%	9.1%	9.4%

Ukraine Highlights

UAH mln	Q2’14	Q2’13	y-o-y		Q1’14	q-o-q
Revenues	2,563	2,507	2.2%		2,418	6.0%
OIBDA	1,276	1,317	-3.1%		1,236	3.3%
- margin	49.8%	52.5%	-2.7	pp	51.1%	-1.3	pp
Net income	768	641	19.8%		1,034	-25.8%
- margin	29.9%	25.6%	+4.3	pp	42.8%	-12.9	pp

(4) Revenue, net of intercompany between mobile and fixed.

	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
ARPU (UAH)	38.32	38.92	35.08	34.93	36.31
MOU (min)	580	561	557	544	552
Churn rate (%)	6.0%	6.6%	6.8%	6.3%	5.7%
SAC (UAH)	56.2	57.1	53.3	49.4	50.8
- dealer commission	30.2	36.7	29.7	29.4	31.2
- adv&mktg	16.8	12.6	14.8	12.1	13.3
- handset subsidy	1.2	0.6	0.9	0.7	0.8
- SIM card & voucher	8.0	7.1	7.8	7.2	5.6

Armenia Highlights

AMD mln	Q2’14	Q2’13	y-o-y		Q1’14	q-o-q
Revenues	18,876	19,823	-4.8%		17,138	10.1%
OIBDA	9,043	10,369	-12.8%		7,802	15.9%
- margin	47,9%	52.3%	-4.4	pp	45.5%	+2.4	pp
Net income	1,934	2,876	-32.8%		1,855	4.3%
- margin	10.2%	14.5%	-4.3	pp	10.8%	-0.6	pp

	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
ARPU (AMD)	2,750.2	3,108.2	2,690.6	2,316.3	2,534.1
MOU (min)	365	389	398	399	445
Churn rate (%)	8.6%	8.0%	6.5%	6.3%	7.2%
SAC (AMD)	6,287.4	6,077.1	6,800.7	5,129.8	5,302.3

Turkmenistan Highlights

TMT mln	Q2’14	Q2’13	y-o-y		Q1’14	q-o-q
Revenues	69	63	10.7%		66	5.4%
OIBDA	31	21	48.1%		26	19.8%
- margin	44.3%	33.1%	+11.2	pp	39.0%	+5.3	pp
Net income	27	14	92.2%		21	27.9%
- margin	38.6%	22.2%	+16.4	pp	31.8%	+6.8	pp

	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
ARPU (TMT)	11.1	12.0	11.9	11.0	11.8
MOU (min)	527	541	531	505	499
Churn rate (%)	17%	6.7%	11.1%	11.5%	10.2%
SAC (TMT)	13.6	18.1	22.1	23.9	24.1

CAPEX Highlights

RUB mln	FY 2011	FY 2012	FY 2013	H1’14
Russia	66,869	82,896	70,910	27,071
- as % of rev	21.4%	24.5%	20.0%	15.2%
Ukraine	4,487	4,125	8,840	1,421
- as % of rev	13.4%	10.9%	22.2%	8.2%
Armenia	1,344	751	1,093	172
- as % of rev	22.8%	12.5%	17.5%	5.6%
Turkmenistan	n/a	11	732	207
- as % of rev	n/a	3.4%	25.8%	12.5%
Group	72,798	87,783	81,575	28,871
- as % of rev	20.9%	23.2%	20.5%	14.7%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Second Quarter 2014
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations and comprehensive income. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
Operating income	25,566	27,395	27,219	23,437	24,973
Add: D&A	18,819	18,895	17,769	18,014	18,258
OIBDA	44,385	46,290	44,988	41,451	43,231

Russia (RUB mln)	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
Operating income	22,977	25,167	25,865	22,464	24,150
Add: D&A	16,245	16,356	15,243	15,310	16,159
OIBDA	39,222	41,523	41,107	37,773	40,309

Ukraine (RUB mln)	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
Operating income	2,978	3,397	3,109	2,634	2,153
Add: D&A	2,236	2,165	2,085	2,256	1,665
OIBDA	5,214	5,562	5,194	4,890	3,818

Armenia (RUB mln)	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
Operating income/(loss)	447	601	(27)	221	347
Add: D&A	345	382	448	440	419
OIBDA	791	983	420	662	766

Turkmenistan (RUB mln)	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
Operating income	229	305	488	289	354
Add: D&A	1	4	11	25	23
OIBDA	230	309	498	315	377

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
Operating margin	26.2%	26.5%	26.0%	24.0%	25.3%
Add: D&A	19.3%	18.3%	17.0%	18.5%	18.5%
OIBDA margin	45.5%	44.8%	42.9%	42.5%	43.7%

Russia	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
Operating margin	26.6%	27.5%	27.5%	25.7%	26.7%
Add: D&A	18.8%	17.9%	16.2%	17.5%	17.9%
OIBDA margin	45.4%	45.4%	43.7%	43.3%	44.6%

Ukraine	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
Operating margin	30.0%	31.4%	31.3%	27.6%	28.1%
Add: D&A	22.5%	20.0%	21.0%	23.6%	21.7%
OIBDA margin	52.6%	51.5%	52.3%	51.2%	49.8%

Armenia	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
Operating margin	29.5%	33.2%	-1.7%	15.2%	21.7%
Add: D&A	22.8%	21.2%	28.2%	30.2%	26.2%
OIBDA margin	52.3%	54.4%	26.5%	45.4%	47.9%

Turkmenistan	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14
Operating margin	32.9%	37.8%	59.5%	35.9%	41.6%
Add: D&A	0.2%	0.5%	1.3%	3.1%	2.7%
OIBDA margin	33.1%	38.3%	60.8%	39.0%	44.3%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of Dec 31, 2013	As of Jun 30, 2014
Current portion of debt and of capital lease obligations	25,064	10,381
Long-term debt and capital lease obligations	194,083	213,771
Total debt	219,147	224,152
Less:
Cash and cash equivalents	30,612	53,449
Short-term investments	14,633	20,778
Net debt	173,903	149,925

	Six months ended Dec 31, 2013	Six months ended Jun 30, 2014	Twelve months ended Jun 30, 2014
RUB mln	A	B	C=A+B
Net operating income	54,614	48,410	103,024
Add: D&A	36,664	36,272	72,936
LTM OIBDA	91,278	84,682	175,960

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For six months ended Jun 30, 2013	For six months ended Jun 30, 2014
Net cash provided by operating activities	76,148	78,199
Less:
Purchases of property, plant and equipment	(20,515)	(23,424)
Purchases of intangible assets	(5,579)	(5,447)
Proceeds from sale of property, plant and equipment	230	231
Investments in and advances to associates	(5 ,089)	(2,702)
Free cash flow from continuing operations	45,195	46,857

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013 (UNAUDITED)

(Amounts in millions of RUB except per share amount)

	Six months ended		Three months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Net operating revenue
Service revenue	184 442	178 766	92 973	91 594
Sales of handsets and accessories	11 980	11 538	5 887	5 856
	196 422	190 304	98 860	97 450
Operating expenses
Cost of services	(41 721)	(40 678)	(20 902)	(20 426)
Cost of handsets and accessories	(10 659)	(9 569)	(5 317)	(4 818)
Sales and marketing expenses	(10 440)	(10 983)	(5 395)	(5 817)
General and administrative expenses	(45 093)	(42 560)	(22 415)	(21 346)
Depreciation and amortization expense	(36 272)	(36 589)	(18 258)	(18 819)
Provision for doubtful accounts	(1 733)	(1 075)	(674)	(567)
Other operating expenses	(2 094)	(1 706)	(926)	(90)

Net operating income	48 410	47 144	24 973	25 567

Currency exchange and transaction gain/(loss)	435	(4 605)	4 201	(3 134)

Other (expenses)/income:
Interest income	2 316	1 496	1 358	942
Interest expense, net of capitalized interest	(8 012)	(8 479)	(3 839)	(4 182)
Other income	1 128	10 904	552	10 638
Total other (expenses)/income, net	(4 568)	3 921	(1 929)	7 398

Income from continuing operations before provision for income taxes	44 277	46 460	27 245	29 831

Provision for income taxes	(9 723)	(7 682)	(5 931)	(4 209)

Net income from continuing operations	34 554	38 778	21 314	25 622

Net income from discontinued operations	—	3 733	—	3 682

Net income	34 554	42 511	21 314	29 304

Less net income attributable to the noncontrolling interests	(440)	(502)	(225)	(258)

Net income attributable to the Group	34 114	42 009	21 089	29 046

Other comprehensive loss, net of taxes
Currency translation adjustment	(10 012)	(2 889)	(3 802)	(3 638)
Unrealized gains/(losses) on derivatives	1 173	1 595	(1 181)	1 616
Unrecognized actuarial (losses)/gains	9	19	13	9
Total other comprehensive loss, net of taxes	(8 830)	(1 276)	(4 970)	(2 013)
Total comprehensive income	25 724	41 235	16 344	27 291
Less comprehensive income attributable to the noncontrolling interests	(476)	(645)	(160)	(417)

Comprehensive income attributable to the Group	25 248	40 590	16 184	26 874

Weighted average number of common shares outstanding, in millions - basic and diluted	1 989	1 989	1 989	1 989
Earnings per share attributable to the Group - basic and diluted:
EPS from continuing operations	17.15	19.24	10.60	12.75
EPS from discontinued operations	0.00	1.88	—	1.85
Total EPS	17.15	21.12	10.60	14.60

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013

(Amounts in millions of RUB)

	As of June 30,	As of December 31,
	2014	2013
CURRENT ASSETS:
Cash and cash equivalents	53 449	30 612
Short-term investments	20 778	14 633
Trade receivables, net	29 510	34 554
Accounts receivable, related parties	4 211	965
Inventory and spare parts	7 281	8 498
VAT receivable	6 312	6 651
Prepaid expenses and other current assets	18 393	20 763
Total current assets	139 934	116 676

PROPERTY, PLANT AND EQUIPMENT	265 723	270 660

INTANGIBLE ASSETS	73 554	74 329

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	15 351	13 393

OTHER INVESTMENTS	18 046	4 392

OTHER NON - CURRENT ASSETS	6 416	6 074

Total assets	519 024	485 524

CURRENT LIABILITIES
Trade accounts payable	20 556	23 864
Accrued expenses and other current liabilities	88 584	49 619
Accounts payable, related parties	2 627	3 315
Current portion of long-term debt, capital lease obligations	10 381	25 064
Total current liabilities	122 148	101 862

LONG-TERM LIABILITIES
Long-term debt	208 484	194 074
Capital lease obligation	5 287	10
Deferred income taxes	23 827	21 202
Deferred revenue and other long-term liabilities	9 263	9 391
Total long-term liabilities	246 861	224 677

Total liabilities	369 009	326 539

Redeemable noncontrolling interests	2 153	2 932

SHAREHOLDERS’ EQUITY:
Total shareholders’ equity attributable to the Group	143 645	151 931
Non-redeemable noncontrolling interest	4 217	4 122
TOTAL SHAREHOLDERS` EQUITY	147 862	156 053

Total liabilities and shareholders’ equity	519 024	485 524

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014  AND 2013 (UNAUDITED)

(Amounts in millions of RUB)

	Six months ended	Six months ended
	June 30, 2014	June 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	34 554	42 511
Net (income) from discontinued operations		(3 733)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36 272	36 589
Currency exchange and translation (gain)/loss	(435)	4 605
Debt issuance cost amortization	337	1 377
Amortization of deferred connection fees	(576)	(479)
Equity in net income of associates	(1 153)	(698)
Inventory obsolescence expense	162	391
Provision for doubtful accounts	1 733	1 076
Deferred tax loss	1 922	5 310
Other non-cash items	160	120

Changes in operating assets and liabilities:
Decrease/(Increase) in trade receivables	2 027	(6 286)
Decrease in inventory	1 030	1 959
Decrease/(Increase) in prepaid expenses and other current assets	1 923	(6 641)
Decrease/(increase) in VAT receivable	280	(36)
Decrease in trade payables, accrued liabilities and other current liabilities	(1 340)	(726)
Dividends received from associates	1 303	809
Net cash provided by operating activities - continuing operations	78 199	76 148
Net cash used in operating activities - discontinued operations	—	(547)
Net cash provided by operating activities	78 199	75 601

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(23 424)	(20 515)
Purchases of intangible assets	(5 447)	(5 579)
Proceeds from sale of property, plant and equipment	231	230
Purchases of short-term investments	(29 186)	(26 598)
Proceeds from sale of short-term investments	23 383	14 032
Purchases of other investments	(15 283)	—
Proceeds from sale of other investments	730	—
Investments in and advances to associates, net	(2 702)	(5 089)
Net cash used in investing activities - continuing operations	(51 698)	(43 519)
Net cash provided by investing activities - discontinued operations	—	115
Net cash used in investing activities	(51 698)	(43 404)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of noncontrolling interests in existing subsidiaries	(26)	—
Proceeds from issuance of notes	—	25 651
Repayment of notes	(16 619)	(1 876)
Notes and debt issuance cost paid	(25)	(146)
Capital lease obligation principal paid	(20)	(247)
Dividends paid	(56)	(50)
Proceeds from loans	20 000	—
Loan principal paid	(5 944)	(14 528)
Other financial activities	24	(20)
Net cash (used in)/provided by financing activities - continuing operations	(2 666)	8 784
Net cash provided by/(used in) financing activities - discontinued operations	—	—
Net cash (used in)/provided by financing activities	(2 666)	8 784

Effect of exchange rate changes on cash and cash equivalents	(998)	1 161

NET INCREASE IN CASH AND CASH EQUIVALENTS:	22 837	42 142

CASH AND CASH EQUIVALENTS, at beginning of the period	30 612	22 014

CASH AND CASH EQUIVALENTS, at end of the period	53 449	64 156
Less cash and cash equivalents from discontinued operations, at end of period	—	—
CASH AND CASH EQUIVALENTS from continuing operations, at end of period	53 449	64 156

Investor conference call – August 20, 2014 Andrei Dubovskov President, Chief Executive Officer Alexey Kornya Vice President, Chief Financial Officer Vasyl Latsanych Vice President, Chief Marketing Officer GROUP FINANCIAL RESULTS FOR THE SECOND QUARTER 2014

SAFE HARBOR Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

TABLE OF CONTENTS FINANCIAL & CORPORATE HIGHLIGHTS Group news summary for Q2 2014 & key highlights Group financial highlights: revenue & OIBDA Group financial highlights: net income Group mobile subscriber dynamics Group capital expenditures Group debt at the end of Q2 2014 Group balance sheet MTS achieves investment grade credit rating Group cash flows Outlook Dividend outlook 3D strategy KEY FINANCIAL & OPERATING RESULTS Russian financial highlights Russian revenue breakdown Russian mobile operating indicators Russia fixed operating indicators Network development MTS retail network development MTS in Financial Services Ukraine, Armenia and Turkmenistan financial highlights & operating indicators APPENDIX

4 FINANCIAL & CORPORATE HIGHLIGHTS

GROUP NEWS SUMMARY FOR Q2 2014 & KEY HIGHLIGHTS

CONS. REVENUE
(RUB bln)


Q2 2014
98.9
Q2 2013
97.5
+1.4%

MOBILE REVENUE IN RUSSIA
(RUB bln)


Q2 2014
70.9
Q2 2013
66.7
+6.3%

CONS. OIBDA NET OF BITEL EFFECT*
(RUB bln)


Q2 2014
43.2
Q2 2013
43.5
-0.6%

DATA TRAFFIC REVENUE IN RUSSIA
(RUB bln)


Q2 2014
15.3
Q2 2013
11.0
+39.7%

OIBDA MARGIN*


Q2 2014
43.7%
Q2 2013
44.6%
-0.9pp

ADJUSTED FREE CASH FLOW**
(RUB bln)


6M 2014
46.0
6M 2013
41.1
+12.0%

*OIBDA adjusted for one-off effect related to the compensation for the settlement over Bitel LLC in amount of RUB 885 mln recognized in Q2 2013

**Free Cash Flow from continuing operations net of Bitel effect

Q2 2014 HIGHLIGHTS

- MTS's brand included in the BrandZ™ Top 100 Most Valuable Global Brands 2014 ranking and placed ninth among the Top 10 leading telecom brands in the world. MTS ranked #80 among the top 100 global brands.
- Launched LTE networks in 14 additional regions in Russia
- Acquired a 10.82% stake in Ozon Holdings ("Ozon"), the leading Russian e-commerce company
- Sold the remaining 49% stake in Business-Nedvizhimost CJSC to Sistema JSFC for RUB 3.1 bln
- Appointed Mr. Andrei Ushatskiy as Vice President, Chief Technology and Information Officer, Member of the Executive Board

THEREAFTER

- Completed dividend payment of RUB 18.6 per ordinary MTS share (RUB 37.2 per ADR), or a total of RUB 38.435 bln based on the full-year 2013 financial results.
- Semi-annual dividend recommendation by the MTS Board of RUB 6.20 per ordinary MTS share (RUB 12.40 per ADR) amounting to the total of RUB 12.8 bln on the basis of the H1 2014 results.
- Signed a settlement agreement with the Republic of Uzbekistan, which may allow the Company to resume operations through a JV with the government of Uzbekistan
- Launched LTE networks in 11 additional regions
- Standard & Poor's and Moody's raised Company's credit rating to investment grade

MTS from words to digits

3D Data+Differentiation+Dividends

5

GROUP FINANCIAL HIGHLIGHTS: REVENUE & OIBDA


TOTAL GROUP REVENUE
(RUB bln)
+4.9%
+1.4 %
+1.3 %
92.9
97.5
103.4
104.8
97.6
98.9
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
+3.2%
190.3
196.4
H1 2013
H1 2014
TOTAL GROUP OIBDA
(RUB bln)
12.8 %
-2.6%
+4.3 %
39.3
44.4
46.3
45.0
41.5
43.2
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
+1.1 %
83.7
84.7
H1 2013
H1 2014
TOTAL GROUP OIBDA NET OF BITEL SETTLEMENT*
(RUB bln)
10.6 %
-0.6%
+4.3%
39.3
43.5
46.3
44.8
41.5
43.2
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
+2.2%
82.8
84.7
H1 2013
H1 2014

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	H1 2013	H1 2014
OIBDA MARGIN*	42.4%	44.6%	44.8%	42.8%	42.5%	43.7%	43.5%	43.1%

- Year-over-year revenue growth due to continuing increase in data traffic revenues in Russia and subscriber growth in key markets
  - Topline growth offset by a negative impact from hryvna depreciation in Ukraine
- Quarterly revenue impacted by seasonally higher roaming revenues and increased adoption of data products
- Year-over-year OIBDA dynamics reflective of the topline growth and greater contribution from data traffic revenues and mitigated by
  - negative impact of hryvna devaluation and increased utility and frequency fees in our Ukraine business unit
  - higher payroll, utility and maintenance costs due to network expansion in Russia
  - one-off effect from compensation for the settlement over Bitel LLC in Q2 2013
- Quarterly OIBDA dynamics reflective of greater contribution from higher-margin roaming revenues

*OIBDA adjusted for one-off effect related to the compensation for the settlement over Bitel LLC in amount of RUB 885 mln and RUB 177 mln for Q2 2013 and Q4 2013 respectively

MTS from words to digits

6

Data+Differentiation+Dividends

GROUP FINANCIAL HIGHLIGHTS: NET INCOME Q-o-Q net income growth due to decrease in interest expenses and increase in interest income through effective debt and liquidity management and boosted by a non-cash FOREX gain in the amount of RUB 4.2 bln due to ruble appreciation versus Q1 MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group **Includes a non-cash gain on deconsolidation of Uzbekistan of RUB 3 682 mln TOTAL GROUP NET INCOME (RUB bln) +124.1% -27.4% +61.9% NET INCOME MARGIN 14.0% 29.8% 17.5% 18.9% 13.4% 21.3% 22.1% 17.4% Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 H1 2013 H1 2014 -18.8%

GROUP MOBILE SUBSCRIBER BASE DYNAMICS

MTS SUBSCRIBERS (MLN UNLESS NOTED)	Q1 2014	Q2 2014	% Change
TOTAL MOBILE	108.67	110.12	+1.3%
RUSSIA	76.11	77.27	+1.5%
UKRAINE*	22.79	23.07	+1.2%
TURKMENISTAN	1.96	1.94	-0.8%
ARMENIA	2.45	2.45	+0.2%
BELARUS**	5.37	5.39	+0.4%

*Including CDMA subscribers

**MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

- In Russia, MTS continues to attract and retain high-quality subscribers by promoting innovative tariff plans and driving sales through its proprietary retail network
- MTS sustains its active subscriber base through:
  - best-in-class customer service
  - market-leading network performance and
  - tariff plans and a market-leading retail platform designed to migrate voice-only customers to data plans

MTS from words to digits

8

Data+Differentiation+Dividends

GROUP CAPITAL EXPENDITURES Capital expenditures amounted to RUB 28.9 bln Key projects include the enhancement of 3G networks in Russia, roll-out of LTE/4G networks throughout Russia, and the ongoing deployment of GPON in Moscow as well as network modernization in other markets of operations RUSSIA 66,869 82,896 70,910 27,071 UKRAINE 4,487 4,125 8,840 1,421 ARMENIA 1,344 751 1,093 172 TURKMENISTAN n/a 11 732 207 GROUP 72,798 87,783 81,575 28,871 - AS % OF REVENUE 20.9% 23.2% 20.5% 14.7% (IN RUB MLN) 2011 2012 2013 6M 2014

GROUP DEBT AT THE END OF Q2 2014 **Debt composition by currency includes FOREX hedging in the amount of $733.6 mln as of Q2 2014 DEBT COMPOSITION BY CURRENCY Q2 2014** 2% 79% 19% 43% 57% MTS Series 03, 08 and BO-01 ruble bonds contain put options that can be exercised in December 2014, in November 2015 and in March 2018 respectively. MTS expects the options to be exercised. DEBT REPAYMENT SCHEDULE (RUB bln) Total Group Debt* = RUB 218.6 bln DEBT COMPOSITION BY TYPE Q2 2014* Redeemed the remaining amount of the series-04 RUB 15 bln bond in May Prepaid Bank of China loan in the amount of Euro 54 mln High proportion of ruble-denominated debt mitigates risks associated with currency volatility and enhances MTS’s balance sheet strength *Net of financial leasing

GROUP BALANCE SHEET BALANCE SHEET (RUB mln UNLESS NOTED) As of Dec 31, 2013 As of June 30, 2014 CASH AND CASH EQUIVALENTS 30,612 53,449 SHORT-TERM INVESTMENTS 14,633 20,778 TOTAL DEBT* 219,147 224,152 LONG-TERM DEBT 194,083 213,771 SHORT-TERM DEBT 25,064 10,381 NET DEBT 173,903 149,925 LTM OIBDA 175,011 175,960 NET DEBT/LTM OIBDA 1.0x 0.9x Strong cash position in Q2 due to preparations for RUB 38.4 bln dividend payout Net debt/LTM OIBDA continues to decline due to growth in OIBDA, improved cash flows and continued improvements in MTS debt portfolio Improvements in OIBDA and debt reduction as continuously improved MTS’s interest coverage ratio over the past six quarters LTM OIBDA/ Interest Expenses 9.6 10.2 10.1 11.3 11.5 11.7 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 NET DEBT (RUB bln) *Including capital lease obligations

MTS ACHIEVES INVESTMENT GRADE CREDIT RATING



MOODY'S
MTS
AFK Sistema
Baa3
Ba2
Ba3
B1
B3
Baa3
Q1 2007
Q4 2007
Q3 2008
Q2 2009
Q1 2010
Q4 2010
Q3 2011
Q2 2012
Q1 2013
Q4 2013
Q3 2014
STANDARD & POOR'S
BBB-
BB+
BB
BB-
B
BBB-
Q1 2007
Q4 2007
Q3 2008
Q2 2009
Q1 2010
Q4 2010
Q3 2011
Q2 2012
Q1 2013
Q4 2013
Q3 2014
FITCH
BB+
BB-
B+
BB+
Q1 2007
Q4 2007
Q3 2008
Q2 2009
Q1 2010
Q4 2010
Q3 2011
Q2 2012
Q1 2013
Q4 2013
Q3 2014

- In July 2014, Moody`s and S&P raised MTS`s credit ratings respectively to Baa3 with a stable outlook and BBB- with a negative outlook for foreign currency and stable outlook for local currency
  - Moody's and S&P simultaneously upgraded AFK Sistema, MTS's parent company, to Ba2 and BB- respectively
- The upgrades to investment grade validates MTS's long-term strategy and stable execution by highlighting:
  - Strong, stable management team
  - Transparent corporate governance
  - A proven track record of delivering growth and profitability during a volatile macroeconomic environment, competitive changes in the marketplace and technological changes in the telecommunications industry
- Investment grade ratings allows MTS to:
  - Expand its debt investor base
  - Help to negotiate better financing conditions for future debt offerings
  - Enhance Company's standing in the capital markets

MTS from words to digits
12
Data+Differentiation+Dividends

GROUP CASH FLOWS OPERATING AND FREE CASH FLOW FROM CONTINUING OPERATIONS (RUB mln) MTS boasts stable operating and free cash flows despite currency weakness in its secondary markets of operation In Q2 2013, free cash flow was boosted by one-off compensation from settlement over Bitell LLC in the amount of RUB 4.1 bln MTS continues to demonstrate strong cash generation through its operations +14.3% +2.7% +34.4% +3.7% ADJUSTED OPERATING AND FREE CASH FLOW FROM CONTINUING OPERATIONS* (RUB mln) +22.2% +12.0% * Operating and Free Cash Flow from continuing operations net of one-off effect related to the compensation for the settlement over Bitel LLC +8.2% +7.4%

OUTLOOK MTS expects revenue growth for the Group to exceed 1% for 2014E Growth in Russia expected to be ≈4-5% Growth in Ukraine impacted by on-going macroeconomic weakness and uncertain political environment Group dynamics further reflect sustained weakness of the Ukrainian hryvna MTS sees significant macroeconomic uncertainty and volatility across its markets of operation, which may cause MTS to revisit its revenue and OIBDA guidance and, in turn, impact its financial and operating results TOTAL GROUP REVENUE (RUB bln) GROUP CAPEX (RUB bln) >1% ≈3-5% TOTAL MTS RUSSIA OIBDA (RUB bln) GROUP OIBDA (RUB bln) STABLE ≈4-5% TOTAL MTS RUSSIA REVENUE (RUB bln)

DIVIDEND OUTLOOK

DIVIDEND HISTORY AND OUTLOOK
(RUB bln)



> 90.0
41.0
12.8
38.4
30.7
30.0
30.4
2010
2011
2012
2013
2014E
2015E
Dividends paid
BoD dividend recommendation for H1 2014

DIVIDEND POLICY

- In April 2013, MTS Board approved a new dividend policy, which stipulates that for the calendar years 2013-2015, MTS aims to payout a minimum dividend distribution of an amount equal to at least 75% of Free Cash Flow for the relevant financial period or, if greater, RUB 40.0 bln per year
- In 2013, MTS also started paying out dividends on a semi-annual basis using interim H1 and full-year financial result
- MTS paid out in total RUB 41.0 bln in 2013

OUTLOOK FOR 2014+

- MTS confirms its dividend guidance for 2014 – 2015 of at least RUB 90 bln for the period
  - In August 2014, MTS completed dividend payments of RUB 18.6 per ordinary MTS share (RUB 37.2 per ADR), or a total of RUB 38.435 bln (RUB 38,435,292,253), based on the full-year 2013 financial results
  - In August 2014, BoD recommended to the EGM to be held on September 30, 2014, to approve semi-annual dividends of RUB 6.20 per ordinary MTS share (RUB 12.40 per ADR) amounting to the total of RUB 12.8 bln (RUB 12,811,764,084.40) on the basis of the Company's H1 2014 financial and operating results
- MTS will aim to maintain these levels in anticipation of:
  - Rational markets of operation
  - Stable macroeconomic environment

MTS from words to digits
3D Data+Differentiation+Dividends
15

DATA DIFFERENTIATION 3D STRATEGY: LEVERAGING STRENGTHS & OPPORTUNITIES KEY MTS GROWTH OPPORTUNITIES GROWTH IN MOBILE BROADBAND GROWTH IN FIXED BROADBAND/PAY TV GROWTH IN CONVERGENT CORPORATE SERVICES Sustained efficiency and cash flow generation MTS 3D STRATEGY DIVIDENDS Provide customers with fastest, most reliable data networks Increase data penetration in our subscriber base Ensure customers have the best connectivity experience in their homes, workplace and places in between Offer customers unique products and services to enhance their digital lives Establish Moscow as world-class in terms of connectivity and network access Ensure a best-in-class customer experience to improve loyalty throughout our markets of operation Improve continuously the operational efficiency of MTS Enhance shareholder returns KEY MTS STRENGTHS Largest subscriber base Strongest presence in high-value & corporate segment Fastest mobile network speeds Most advanced retail platform in market Leadership in mobile banking space Clear dividend policy PAYMENT OPTIONS AND MOBILE BANKING TRADITIONAL TELECOMMUNICATIONS BUSINESS NEW BUSINESSES Track record of success FTTB/FTTH services in 180 major Russian cities Digital Moscow Highest customer loyalty ratings Strong position in Ukraine/CIS markets Top brand

17 KEY FINANCIAL & OPERATING RESULTS

RUSSIA FINANCIAL HIGHLIGHTS

TOTAL RUSSIA REVENUE
(RUB bln)



+4.5%
+4.5%
+3.6%
+5.0%
82.7
86.5
91.5
94.2
87.3
90.4
169.2
177.6
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
H1 2013
H1 2014

TOTAL RUSSIA OIBDA
(RUB bln)



+9.4%
+2.8%
+6.7%
+4.0%
35.8
39.2
41.5
41.1
37.8
40.3
75.1
78.1
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
H1 2013
H1 2014

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	H1 2013	H1 2014
OIBDA MARGIN	43.3%	45.4%	45.4%	43.7%	43.3%	44.6%	44.4%	44.0%

- MTS continues to demonstrate consistent growth in its Russian operations despite macroeconomic challenges, changes among its competitors, shifts in the market structure and technological change due to:
  - Diversified asset base through exposure to both mobile and fixed-line businesses
  - Commitment to customer service and creating a best-in-class customer experience
  - Stable management team with a strong track record of execution
  - Leading market position in key markets throughout Russia
- Q-on-Q revenue growth reflects seasonal trends, including higher roaming revenues and greater business activity
- OIBDA growth in line with revenue dynamics

MTS from words to digits
3D Data+Differentiation+Dividends
18

RUSSIA REVENUE BREAKDOWN MOBILE REVENUE (RUB bln) FIXED LINE REVENUE (RUB bln) SALES OF HANDSETS & ACCESSORIES (RUB bln) +4.5% +6.3% +4.3% +1.8% -1.0% +2.6% +3.2% +0.6% -3.4% Continued growth in mobile service revenue attributable to: Increased adoption of data through higher penetration of smartphones and tablets Higher sales to new customers Slight year-over-year decline in fixed-line revenue due to one-off revenue gains in Q2 2013 from government-related projects Quarterly growth in fixed-line revenue through the on-going modernization of regional networks with FTTB solutions, the roll-out of a digital TV platform throughout Russia and customer migration from ADSL to MTS’s new gigabyte passive optical network (GPON) in Moscow Handset dynamics reflect seasonally soft mid-range and high-end retail handset market due to lack of new models and macroeconomic factors MTS also reduced low-margin wholesale sales to regional dealers +6.7% -1.4% +4.0%

RUSSIA MOBILE OPERATING INDICATORS ARPU (RUB) MOU (MIN) Year-on-Year ARPU growth driven by upselling customers to tariff plans with larger data packages, as well as the increased penetration of smartphones, tablets and dongles MOU growth showcases the success of tariffs designed to stimulate voice usage and enhance customer loyalty Stable churn dynamics despite the addition of 5.6 mln new subscribers +4.7% +0.7% +3.0% +7.1% +3.0% +5.2% SUBS, MLN 71.3 71.7 73.1 75.3 76.1 77.3 CHURN RATE, % 9.5% 9.4% 9.1% 9.0% 9.1% 9.4% VAS ARPU 91.8 90.1 93.5 102.9 103.1 103.2 - AS % OF ARPU 31.4% 29.5% 29.3% 32.7% 34.5% 33.5% APPM 0.94 0.92 0.95 0.91 0.92 0.90 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014

RUSSIA MOBILE OPERATING INDICATORS DATA TRAFFIC REVENUE (RUB mln) +8.6% +39.7% +6.9% TOTAL VAS REVENUE (RUB mln) STABLE +19.5% +1.2% Continued growth in data reflects MTS’s commitment to its focus on upselling customers on data plans, sustained investment in 3G/LTE networks, market-leading retail platform and success in creating the market’s strongest value proposition to customers Strong improvement in data traffic driven by growing smartphone and tablet penetration and upselling of existing data users to tariff plans with bigger data packages Key initiatives included: Launch and development of LTE networks in 42 Russia’s regions Federal campaign “Modem for 1 ruble” Campaign “MTS Tablet Online for 5 rubles per day” +18.6% +40.8%

RUSSIA FIXED OPERATING INDICATORS Residential ARPU growth highlights the rising share of double-play and triple-play customers in the customer base, migration of pay-TV subscribers to MTS’s digital TV platform, upselling of broadband subscribers through modernization of fixed-line networks in the regions and migration of ADSL customers in Moscow to GPON Decline in residential subscriber base reflects the migration of Pay TV subscribers from analogue to digital platform, which results in defection of certain types of subscribers ARPU RESIDENTIAL (RUB) +0.7% +7.8% +3.4% TOTAL HOUSEHOLDS PASSED, 000S 11,930 12,070 12,134 12,269 12,347 12,390 NUMBER OF SUBS, 000S* 8,004 7,844 7,690 7,563 7,426 7,294 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 * Including residential fixed-line telephony, broadband, and pay-TV subscribers

NETWORK DEVELOPMENT


Regions covered with LTE
Regions to be covered later in H2 2014 - 2015

Dlink speed in Moscow in H1 2014 (2G+3G+LTE)*
(mbps)


+2.4%
8.3
8.5
Ave market
MTS

Dlink speed in Moscow in H1 2014 (LTE only)
(mbps)


+12.6 %
18.2
20.5
Ave market
MTS

Dlink speed in Russia in H1 2014 (2G+3G+LTE)
(mbps)


+7.8%
5.1
5.5
Ave market
MTS

* Data provided to MTS by Ookla

- As of August 01, 2014, MTS's network comprised over 33,560 3G base stations and over 8,700 4G/LTE base stations
- MTS launched its LTE network to cover 42 regions
- LTE-enabled smartphones account for 9% of total smartphones sold in the MTS retail chain in units and for 25% in rubles
- 7% of smartphones on MTS's network are LTE-enabled
- According to the measurements performed on 2G, 3G and 4G devices during H1 2014 across Russia by users of *Speedtest* application, developed by a US company *Ookla,* MTS's networks on average deliver downlink speeds higher than all of its competitors
- In Moscow, MTS maintains leadership in downlink network speeds both on 2G/3G/4G networks and on 4G network separately

MTS from words to digits
23
Data+Differentiation+Dividends

MTS RETAIL NETWORK DEVELOPMENT *MTS defines a smartphone as a handset with one of the following operating systems: iOS, Android, Windows, Blackberry OS, Symbian, Linux, Bada or Asha At the end of Q2 2014, MTS’s retail network comprised 3,979 stores, including 1,211 franchised outlets MTS continues to focus on improving point-of-sale efficiency and optimization of franchise network In Q2 2014, smartphones accounted for 60.0% of phones sold in MTS stores in units In Q2 2014, total smartphone penetration reached 37.0%

FINANCIAL SERVICES TOTAL CREDIT PORTFOLIO (RUB bln) TOTAL NUMBER OF MTS DENGI CARDS ISSUED (mln) +27.6% +118.3% +12.1% +20.1% +51.5% +8.5% MTS continues to see robust growth in point-of-sale credit for smartphones Approximately 30.0% of smartphones were sold with the assistance of some sort of P-o-S credit through MTS’s banking partners MTS and MTS Bank have introduced more stringent requirements for issuing MTS Dengi cards which resulted in the decline of the approval ratio and reduced the total number of cards issued during the period MTS and MTS Bank focus on decreasing the share of interest- income (e.g. interest on PoS loans and credit cards) and increasing the share of commission-related income (i.e. annual commissions for servicing cards, commissions for cash withdrawal, commissions for processing payments and money transfers)

UKRAINE FINANCIAL HIGHLIGHTS Revenue growth highlights MTS’s expansion of its subscriber base despite a volatile macroeconomic environment and the challenges of operating in Eastern Ukraine and Crimea Quarterly increase in revenue reflects seasonal trends, including higher roaming revenues, as well as subscriber growth OIBDA was negatively impacted by a rise in utility prices and a 2x increase in monthly frequency fees beginning in Q2 2014, as well hryvna devaluation impact on the costs denominated in foreign currencies TOTAL UKRAINE REVENUE (UAH mln) TOTAL UKRAINE OIBDA (UAH mln) +5.2% +2.2% +6.0% +7.3% -3.1% +3.3% OIBDA MARGIN 51.5% 52.5% 51.5% 52.3% 51.1% 49.8% 52.0% 50.4% Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 H1 2013 H1 2014 +1.8% -1.3%

UKRAINE OPERATING INDICATORS Year-over-Year ARPU decline attributable to dilution of the subscriber base due to influx of lower-value subscribers Quarterly increase in ARPU tied to seasonal factors Year-on-Year reduction in MOU attributable to dilution of customer base with lower-value subscribers ARPU (UAH) MOU (MIN) +2.5% -5.2% +4.0% -3.3% -4.8% +1.5% SUBS, MLN 21.0 21.6 22.4 22.7 22.8 23.1 CHURN RATE, % 6.7% 6.0% 6.6% 6.8% 6.3% 5.7% VAS ARPU 12.7 12.1 12.2 12.1 11.9 10.9 - AS % OF ARPU 34.1% 31.5% 31.3% 34.5% 34.2% 29.9% SAC 51.9 56.2 57.1 53.3 49.4 50.8 APPM 0.062 0.066 0.069 0.063 0.064 0.066 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014

UKRAINE OPERATING INDICATORS Decline in total VAS revenue is a result of reduced consumption of non-core services, including such features as audio-conferencing services and SMS-based content Year-over-Year data traffic revenue growth attributable to Company’s efforts monetize its EDGE and CDMA networks Key initiatives included: MTS branded lotteries Try&Buy campaigns to simulate consumption of SMS and MMS Launch of a Super Internet family of tariffs for post-paid customers TOTAL VAS REVENUE (UAH mln) DATA TRAFFIC REVENUE (UAH mln) -3.2% -3.3% -8.2% +11.4% +11.4% +2.5% -0.6% +15.9%

ARMENIA FINANCIAL HIGHLIGHTS TOTAL ARMENIA REVENUE (AMD bln) TOTAL ARMENIA OIBDA (AMD bln) +11.3% -4.8% +10.1% +15.9% -12.8% +15.9% OIBDA MARGIN 50.3% 52.3% 54.4% 26.8% 45.5% 47.9% 51.3% 46.8% Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 H1 2013 H1 2014 Year-over-Year revenue decline attributable to the reduced pricing on on-net calls Quarterly increase in revenues driven by seasonally higher roaming and international calling revenues Quarterly OIBDA dynamic reflects top-line growth and seasonally higher share of roaming in the revenues mix Year-on-Year OIBDA decline due to adjustments in costs related to termination rates with MTS Russia made in 2013 and increased personnel costs -4.3% -12.8%

ARMENIA OPERATING INDICATORS ARPU (AMD) MOU (MIN) +13.0% -7.9% +9.4% +10.6% +21.9% +11.6% SUBS, 000S 2,379.2 2,356.4 2,382.2 2,435.1 2,447.1 2,452.8 CHURN RATE, % 8.2% 8.6% 8.0% 6.5% 6.3% 7.2% SAC 6,506.2 6,287.4 6,077.1 6,800.7 5,129.8 5,302.3 APPM 7.4 7.5 8.0 6.8 5.8 5.7 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Year-on-Year decline in ARPU attributable to customer migration to integrated voice and data tariff plans and an increase in on-net calls included in the packages Quarterly increase in ARPU in line with traditional seasonal trends due to increased subscriber roaming revenues Year-over-Year rise in MOU reflects MTS’s efforts to drive voice usage Continued improvement in churn dynamics reflects the sustained focus on promoting customer loyalty

TURKMENISTAN FINANCIAL HIGHLIGHTS TOTAL TURKMENISTAN REVENUE (TMT mln) TOTAL TURKMENISTAN OIBDA (TMT mln) +48.1% +19.8% OIBDA MARGIN 27.2% 33.1% 38.3% 60.6% 39.0% 44.3% 30.5% 41.7% Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 H1 2013 H1 2014 +10.7% +5.4% Strong year-on-year growth attributable to increase in voice revenues due to reduced share of free on-net calling in the traffic mix and discontinuation of promotional campaigns Quarterly revenue growth driven by seasonal factors such as roaming Strong quarterly increase in OIBDA due to decrease in network maintenance costs and reduced line-rentals costs +29.5% +57.5% +21.7% +66.2%

TURKMENISTAN OPERATING INDICATORS ARPU (TMT) MOU (MIN) +6.9% +7.4% -5.3% -1.2% SUBS, 000S 1,888.2 1,882.6 2,009.6 2,016.3 1,959.9 1,944.2 CHURN RATE, % n/a 17% 6.7% 11.1% 11.5% 10.2% SAC 9.5 13.6 18.1 22.1 23.9 24.1 APPM 0.02 0.02 0.02 0.02 0.02 0.02 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Strong year-on-year growth in ARPU reflective of Company’s success in the monetization of its subscriber base Quarterly decline in MOU attributable to MTS’s initiatives aimed at reducing the share of free on-net calling in the traffic mix +14.3% +11.4%

33 APPENDIX

DEFINITIONS & RECONCILIATIONS

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q2 2013					Q1 2014					Q2 2014				
RUB mln	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK
OPERATING INCOME/LOSS	25,566	22,977	2,978	447	229	23,437	22,464	2,634	221	289	24,973	24,150	2,153	347	354
ADD: D&A	18,819	16,245	2,236	345	1	18,014	15,310	2,256	440	25	18,258	16,159	1,665	419	23
OIBDA	44,385	39,222	5,214	791	230	41,451	37,773	4,890	662	315	43,231	40,309	3,818	766	377

	Q2 2013					Q1 2014					Q2 2014				
	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK
OPERATING MARGIN	26.2%	26.6%	30.0%	29.5%	32.9%	24.0%	25.7%	27.6%	15.2%	35.9%	25.3%	26.7%	28.1%	21.7%	41.6%
ADD: D&A	19.3%	18.8%	22.5%	22.8%	0.2%	18.5%	17.5%	23.6%	30.2%	3.1%	18.5%	17.9%	21.7%	26.2%	2.7%
OIBDA MARGIN	45.5%	45.4%	52.6%	52.3%	33.1%	42.5%	43.3%	51.2%	45.4%	39.0%	43.7%	44.6%	49.8%	47.9%	44.3%

MTS from words to digits
34
3D Data+Differentiation+Dividends

DEFINITIONS & RECONCILIATIONS RUB mln As of Dec 31, 2013 As of Mar 31, 2014 Current portion of LT debt and of capital lease obligations 25,064 10,381 LT debt and capital lease obligations 194,083 213,771 Total debt 219,147 224,152 Less: Cash and cash equivalents 30,612 53,449 ST investments 14,633 20,778 Net debt 173,903 149,925 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. RUB mln For six months ended Jun 30, 2013 For six months ended Jun 30, 2014 Net cash provided by operating activities from continuing operations 76,148 78,199 Less: Purchases of property, plant and equipment (20,515) (23,424) Purchases of intangible assets (5,579) (5,447) Proceeds from sale of property, plant and equipment 230 231 Investments in and advances to associates (5 ,089) (2,702) Free cash flow from continuing operations 45,195 46,857 Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

LTM OIBDA can be reconciled to our consolidated statements of operations as follows: RUB mln Six months ended Dec 31, 2013 Six months ended Jun 30, 2014 Twelve months ended Jun 30, 2014 A B C = A + B Net operating income 54,614 48,410 103,024 Add: D&A 36,664 36,272 72,936 LTM OIBDA 91,278 84,682 175,960 DEFINITIONS & RECONCILIATIONS

DEFINITIONS & RECONCILIATIONS Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

CONTACT INFORMATION MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com Latest Financial Information www.mtsgsm.com/resources/reports/ Official MTS Blog www.mtsgsm.com/blog/ Follow Us twitter.com/JoshatMTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 20, 2014